SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: February 15, 2017

List of materials

Documents attached hereto:

i) Press release Announcement: Reschedule of the Target Closing Date for the Transfer of Battery Business from Sony to Murata Manufacturing

February 15, 2017

Sony Corporation

Reschedule of the Target Closing Date for the Transfer of Battery Business from
Sony to Murata Manufacturing

Sony Corporation made the above announcement on February 15, 2017.  For details, please see the attached press release.

The impact on Sony Corporation’s consolidated financial results due to the rescheduling is being evaluated.

February 15, 2017

Murata Manufacturing Co., Ltd.
Sony Corporation

Reschedule of the Target Closing Date for the Transfer of Battery Business
from Sony to Murata Manufacturing

Murata Manufacturing Co., Ltd. ("Murata") and Sony Corporation ("Sony") previously announced on October 31, 2016 in the press release entitled “Murata Manufacturing and Sony Sign Definitive Agreement for the Transfer of Battery Business” that Murata and Sony were aiming to complete the transfer of the battery business by early April 2017, subject to required regulatory approvals and other conditions.

While Murata and Sony are continuing the necessary procedures to complete the transfer, in light of the current review status of the required regulatory approvals, Murata and Sony today announced that they now aim to complete the transfer by early July 2017. The rescheduled target closing date remains subject to the receipt of the required regulatory approvals and other conditions.

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